AppTech Payments Corp.

December 17, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Patrick Faller

Re:	AppTech Payments Corp. (the “Company”) Registration Statement on Form S-1 (File No. 333-253160) (the “Registration Statement”)

Dear Mr. Faller,

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:30 p.m. on Tuesday, December 21, 2021, or as soon thereafter as practicable.

Should you have any questions concerning this request, please contact me at (760) 707-5959 or our counsel, Andrew M. Tucker at Nelson Mullins Riley & Scarborough LLP at (202) 689-2987.

[Signature page follows]

Very truly yours,

AppTech Payments Corp.,

By:	/s/ Luke D’Angelo
Name:	Luke D’Angelo
Title:	Chief Executive Officer